File No. 812-15864

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

CAZ STRATEGIC OPPORTUNITIES FUND; CAZ GP STAKES FUND; CAZ GP STAKES ADVISER LLC; CAZ INVESTMENTS LP; CAZ INVESTMENTS REGISTERED ADVISER LLC; CAZ SOF OPPORTUNISTIC BLOCKER LLC; CAZ STRATEGIC OPPORTUNITIES FOUNDERS CLASS FUND, L.P.; CAZ AI FUND, L.P.; CAZ BARBELL FUND, L.P.; CAZ BARBELL (QP) FUND, L.P.; CAZ BARBELL OFFSHORE FUND, LTD.; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – 100T PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ACP PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – APEX PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ARMADA PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – CLS PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI II PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI B PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – FUNDBOX PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE (UB) PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – IF PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ISQ PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MCP PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MSOUTH PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – OPENDOOR PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ORTF2 PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT (UB) PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RS PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RVS PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP-RVS PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP (UB) PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – OPENDOOR II PORTFOLIO; CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – DIDI II PORTFOLIO; CAZ CREDIT OPPORTUNITY, L.P.; CAZ CREDIT OPPORTUNITY (TE), L.P.; CAZ DFG DIVERSIFIED FUND, L.P. – VINTAGE I PORTFOLIO; CAZ DISRUPTIVE TECHNOLOGY FUND, L.P. – KV PORTFOLIO; CAZ DISLOCATION OPPORTUNITIES FUND, L.P.; CAZ DISLOCATION OPPORTUNITIES FUND – TE, L.P.; CAZ DIVERSIFIED ALTERNATIVES FUND, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS FOUNDERS CLASS FUND, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS A FUND, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS B FUND – TE, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS BE FUND – TE, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS C FUND, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS D FUND – TE, L.P.; CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS DE FUND – TE, L.P.; CAZ ENERGY EVOLUTION FUND, L.P.; CAZ ENERGY EVOLUTION FUND – TE, L.P.; CAZ ENERGY INFRASTRUCTURE FUND III, L.P.; CAZ ENERGY INFRASTRUCTURE FUND III-C, L.P.; CAZ ENERGY INFRASTRUCTURE FUND IV, L.P.; CAZ ENTERPRISE SOFTWARE OPPORTUNITIES FUND, L.P.; CAZ ESPORTS FUND, L.P. – ARTIST ESPORTS EDGE PORTFOLIO; CAZ ESPORTS FUND, L.P. – ARTIST SPV D PORTFOLIO; CAZ FOUNDERS CLASS – GPS FUND INVESTMENT, L.P.; CAZ FOUNDERS CLASS – LIQUID INCOME PLUS FUND, L.P.; CAZ FOUNDERS CLASS - SOF INTEREST FUND, L.P.; CAZ GP OWNERSHIP CLASS A FUND, L.P.; CAZ GP OWNERSHIP CLASS B FUND – TE, L.P.; CAZ GP OWNERSHIP CLASS BE FUND – TE, L.P.; CAZ GP OWNERSHIP CLASS C FUND, L.P.; CAZ GP OWNERSHIP CLASS D FUND – TE, L.P.;

CAZ GP OWNERSHIP CLASS DE FUND – TE, L.P.; CAZ GP OWNERSHIP CLASS E FUND, L.P.; CAZ GP OWNERSHIP CLASS F FUND – TE, L.P.; CAZ GP OWNERSHIP CLASS FE FUND – TE, L.P.; CAZ GP STAKE OPPORTUNITY FUND, L.P.; CAZ GP STAKES FOUNDERS CLASS FUND, L.P.; CAZ HALCYON STRATEGIC OPPORTUNITIES FUND, L.P.; CAZ HALCYON OFFSHORE STRATEGIC OPPORTUNITIES FUND, L.P.; CAZ HEALTHCARE FUND – ISRAEL II, L.P.; CAZ ICON FUND, L.P.; CAZ ICON B FUND, L.P.; CAZ ICON C FUND, L.P.; CAZ LIQUID INCOME PLUS FUND (TE), L.P.; CAZ LIQUID INCOME PLUS FUND, L.P.; CAZ MEDICAL ROYALTY FUND II, L.P.; CAZ MEDICAL ROYALTY FUND III, L.P.; CAZ MERCHANT WP I FUND, L.P.; CAZ PARTNERS FUND, L.P.; CAZ PARTNERS FUND LIQUID INCOME (TE), L.P.; CAZ PRIVATE ENERGY FUND, L.P.; CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE SERIES; CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE (QP) SERIES; CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – OFFSHORE SERIES; CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – NON-CONDUIT SERIES; CAZ PRIVATE EQUITY OWNERSHIP FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP (TE) FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP FUND II, L.P.; CAZ PRIVATE EQUITY OWNERSHIP FUND II (NC), L.P.; CAZ PRIVATE EQUITY OWNERSHIP FUND III, L.P.; CAZ PRIVATE EQUITY OWNERSHIP FUND III-F, L.P.; CAZ PRIVATE EQUITY OWNERSHIP BCP2 FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP BCP2 (TE) FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP D5 FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP D6 FUND, L.P.; CAZ PRIVATE EQUITY OWNERSHIP D5 FUND – TE, L.P.; CAZ PRIVATE INCOME FUND, L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME (TE), L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME, L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I, L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III – TOUCHDOWN (TE), L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III (TE), L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III, L.P.; CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I – TE, L.P.; CAZ RISK MITIGATION FUND, L.P. – PURE HEDGE PORTFOLIO; CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PORTFOLIO; CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PLUS INCOME PORTFOLIO; CAZ RISK MITIGATION PLUS INCOME FUND (TE), L.P.; CAZ SECONDARY OPPORTUNITIES FUND, L.P.; CAZ SECONDARY OPPORTUNITIES FUND – TE, L.P.; CAZ VALLEY FORGE FUND, L.P.

One Riverway, Suite 2000

Houston, TX 77056

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Christopher Alan Zook

CAZ Strategic Opportunities Fund

One Riverway, Suite 2000

Houston, TX 77056

(713) 403-8250

caz@cazinvestments.com

Copies to:

Thomas Friedmann
Matthew Carter
Alexander Karampatsos

Dechert LLP
One International Place, 40th Floor
100 Oliver Street

Boston, MA 02110-2605
thomas.friedmann@dechert.com
matthew.carter@dechert.com
alexander.karampatsos@dechert.com

January 23, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

:
IN THE MATTER OF	:	AMENDMENT NO. 1 TO THE
	:	APPLICATION FOR AN ORDER
CAZ STRATEGIC OPPORTUNITIES FUND;	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
CAZ GP STAKES FUND; CAZ GP STAKES	:	OF THE INVESTMENT COMPANY ACT OF
ADVISER LLC; CAZ INVESTMENTS LP;	:	1940 AND RULE 17d-1 UNDER THE
CAZ INVESTMENTS REGISTERED	:	INVESTMENT COMPANY ACT OF 1940
ADVISER LLC; CAZ SOF OPPORTUNISTIC	:	PERMITTING CERTAIN JOINT
BLOCKER LLC; CAZ STRATEGIC	:	TRANSACTIONS OTHERWISE
OPPORTUNITIES FOUNDERS CLASS	:	PROHIBITED BY SECTIONS 17(d) AND
FUND, L.P.; CAZ AI FUND, L.P.; CAZ	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
BARBELL FUND, L.P.; CAZ BARBELL (QP)	:	INVESTMENT COMPANY ACT OF 1940
FUND, L.P.; CAZ BARBELL OFFSHORE	:
FUND, LTD.; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – 100T	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – ACP	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – APEX	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – ARMADA	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – CLS	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – DIDI	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – DIDI II	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – DIDI B	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – FUNDBOX	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – HPE	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – HPE (UB)	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – IF	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – ISQ	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – MCP	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – MSOUTH	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – OPENDOOR	:
PORTFOLIO; CAZ CO-INVESTMENT	:

OPPORTUNITIES FUND, L.P. – ORTF2	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – PLT	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – PLT (UB)	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – RS	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – RVS	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – STP	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – STP-RVS	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – VEP (UB)	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES FUND, L.P. – VEP	:
PORTFOLIO; CAZ CO-INVESTMENT	:
OPPORTUNITIES LIQUID FUND, L.P. –	:
OPENDOOR II PORTFOLIO; CAZ CO-	:
INVESTMENT OPPORTUNITIES LIQUID	:
FUND, L.P. – DIDI II PORTFOLIO; CAZ	:
CREDIT OPPORTUNITY, L.P.; CAZ CREDIT	:
OPPORTUNITY (TE), L.P.; CAZ DFG	:
DIVERSIFIED FUND, L.P. – VINTAGE I	:
PORTFOLIO; CAZ DISRUPTIVE	:
TECHNOLOGY FUND, L.P. – KV	:
PORTFOLIO; CAZ DISLOCATION	:
OPPORTUNITIES FUND, L.P.; CAZ	:
DISLOCATION OPPORTUNITIES FUND –	:
TE, L.P.; CAZ DIVERSIFIED	:
ALTERNATIVES FUND, L.P.; CAZ	:
DIVERSIFIED PRIVATE INVESTMENTS	:
FOUNDERS CLASS FUND, L.P.; CAZ	:
DIVERSIFIED PRIVATE INVESTMENTS	:
CLASS A FUND, L.P.; CAZ DIVERSIFIED	:
PRIVATE INVESTMENTS CLASS B FUND –	:
TE, L.P.; CAZ DIVERSIFIED PRIVATE	:
INVESTMENTS CLASS BE FUND – TE, L.P.;	:
CAZ DIVERSIFIED PRIVATE	:
INVESTMENTS CLASS C FUND, L.P.; CAZ	:
DIVERSIFIED PRIVATE INVESTMENTS	:
CLASS D FUND – TE, L.P.; CAZ	:
DIVERSIFIED PRIVATE INVESTMENTS	:
CLASS DE FUND – TE, L.P.; CAZ ENERGY	:
EVOLUTION FUND, L.P.; CAZ ENERGY	:
EVOLUTION FUND – TE, L.P.; CAZ	:
ENERGY INFRASTRUCTURE FUND III,	:
L.P.; CAZ ENERGY INFRASTRUCTURE	:
FUND III-C, L.P.; CAZ ENERGY	:

INFRASTRUCTURE FUND IV, L.P.; CAZ	:
ENTERPRISE SOFTWARE	:
OPPORTUNITIES FUND, L.P.; CAZ	:
ESPORTS FUND, L.P. – ARTIST ESPORTS	:
EDGE PORTFOLIO; CAZ ESPORTS FUND,	:
L.P. – ARTIST SPV D PORTFOLIO; CAZ	:
FOUNDERS CLASS – GPS FUND	:
INVESTMENT, L.P.; CAZ FOUNDERS	:
CLASS – LIQUID INCOME PLUS FUND,	:
L.P.; CAZ FOUNDERS CLASS - SOF	:
INTEREST FUND, L.P.; CAZ GP	:
OWNERSHIP CLASS A FUND, L.P.; CAZ GP	:
OWNERSHIP CLASS B FUND – TE, L.P.;	:
CAZ GP OWNERSHIP CLASS BE FUND –	:
TE, L.P.; CAZ GP OWNERSHIP CLASS C	:
FUND, L.P.; CAZ GP OWNERSHIP CLASS D	:
FUND – TE, L.P.; CAZ GP OWNERSHIP	:
CLASS DE FUND – TE, L.P.; CAZ GP	:
OWNERSHIP CLASS E FUND, L.P.; CAZ GP	:
OWNERSHIP CLASS F FUND – TE, L.P.;	:
CAZ GP OWNERSHIP CLASS FE FUND –	:
TE, L.P.; CAZ GP STAKE OPPORTUNITY	:
FUND, L.P.; CAZ GP STAKES FOUNDERS	:
CLASS FUND, L.P.; CAZ HALCYON	:
STRATEGIC OPPORTUNITIES FUND, L.P.;	:
CAZ HALCYON OFFSHORE STRATEGIC	:
OPPORTUNITIES FUND, L.P.; CAZ	:
HEALTHCARE FUND – ISRAEL II, L.P.;	:
CAZ ICON FUND, L.P.; CAZ ICON B FUND,	:
L.P.; CAZ ICON C FUND, L.P.; CAZ LIQUID	:
INCOME PLUS FUND (TE), L.P.; CAZ	:
LIQUID INCOME PLUS FUND, L.P.; CAZ	:
MEDICAL ROYALTY FUND II, L.P.; CAZ	:
MEDICAL ROYALTY FUND III, L.P.; CAZ	:
MERCHANT WP I FUND, L.P.; CAZ	:
PARTNERS FUND, L.P.; CAZ PARTNERS	:
FUND LIQUID INCOME (TE), L.P.; CAZ	:
PRIVATE ENERGY FUND, L.P.; CAZ	:
PRIVATE EQUITY ACCESS FUND II, L.P. –	:
ONSHORE SERIES; CAZ PRIVATE EQUITY	:
ACCESS FUND II, L.P. – ONSHORE (QP)	:
SERIES; CAZ PRIVATE EQUITY ACCESS	:
FUND II, L.P. – OFFSHORE SERIES; CAZ	:
PRIVATE EQUITY ACCESS FUND II, L.P. –	:
NON-CONDUIT SERIES; CAZ PRIVATE	:
EQUITY OWNERSHIP FUND, L.P.; CAZ	:
PRIVATE EQUITY OWNERSHIP (TE) FUND,	:
L.P.; CAZ PRIVATE EQUITY OWNERSHIP	:
FUND II, L.P.; CAZ PRIVATE EQUITY	:
OWNERSHIP FUND II (NC), L.P.; CAZ	:

PRIVATE EQUITY OWNERSHIP FUND III,	:
L.P.; CAZ PRIVATE EQUITY OWNERSHIP	:
FUND III-F, L.P.; CAZ PRIVATE EQUITY	:
OWNERSHIP BCP2 FUND, L.P.; CAZ	:
PRIVATE EQUITY OWNERSHIP BCP2 (TE)	:
FUND, L.P.; CAZ PRIVATE EQUITY	:
OWNERSHIP D5 FUND, L.P.; CAZ PRIVATE	:
EQUITY OWNERSHIP D6 FUND, L.P.; CAZ	:
PRIVATE EQUITY OWNERSHIP D5 FUND –	:
TE, L.P.; CAZ PRIVATE INCOME FUND,	:
L.P.; CAZ PROFESSIONAL SPORTS	:
OWNERSHIP FUND – OVERTIME (TE), L.P.;	:
CAZ PROFESSIONAL SPORTS OWNERSHIP	:
FUND – OVERTIME, L.P.; CAZ	:
PROFESSIONAL SPORTS OWNERSHIP	:
FUND I, L.P.; CAZ PROFESSIONAL SPORTS	:
OWNERSHIP FUND III – TOUCHDOWN	:
(TE), L.P.; CAZ PROFESSIONAL SPORTS	:
OWNERSHIP FUND III (TE), L.P.; CAZ	:
PROFESSIONAL SPORTS OWNERSHIP	:
FUND III, L.P.; CAZ PROFESSIONAL	:
SPORTS OWNERSHIP FUND I – TE, L.P.;	:
CAZ RISK MITIGATION FUND, L.P. – PURE	:
HEDGE PORTFOLIO; CAZ RISK	:
MITIGATION FUND, L.P. – RISK	:
MITIGATION PORTFOLIO; CAZ RISK	:
MITIGATION FUND, L.P. – RISK	:
MITIGATION PLUS INCOME PORTFOLIO;	:
CAZ RISK MITIGATION PLUS INCOME	:
FUND (TE), L.P.; CAZ SECONDARY	:
OPPORTUNITIES FUND, L.P.; CAZ	:
SECONDARY OPPORTUNITIES FUND – TE,	:
L.P.; CAZ VALLEY FORGE FUND, L.P.	:
:
ONE RIVERWAY, SUITE 2000	:
HOUSTON, TEXAS 77056	:
:
File No. 812-15864	:
:
:

I.	Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 14, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	CAZ Strategic Opportunities Fund (“CAZ SOF”), a closed-end management investment company registered under the 1940 Act;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	CAZ Strategic Opportunities Fund, et al. (File No. 812-15493), Release No. IC-35094 (January 19, 2024) (notice), Release No. IC-35130 (February 14, 2024) (order).

•	CAZ GP Stakes Fund (“CAZ GPS,” and together with CAZ SOF, the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act;

•	CAZ Investments Registered Adviser LLC (“CAZ IR Adviser”), the investment adviser to CAZ SOF on behalf of itself and its successors[3];

•	CAZ GP Stakes Adviser LLC (“CAZ GPS Adviser”), the investment adviser to CAZ GPS on behalf of itself and its successors;

•	CAZ Investments LP (“CAZ Investments,” and collectively with CAZ IR Adviser and CAZ GPS Adviser, the “Existing Advisers”), the investment adviser to the Existing Affiliated Funds (as defined below) on behalf of itself and its successors; and

•	CAZ SOF Opportunistic Blocker LLC (“CAZ SOF Blocker”), a Wholly-Owned Investment Sub (as defined below) of CAZ SOF;

•	Certain existing investment vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, CAZ SOF Blocker and the Existing Advisers, the “Applicants”). [4]

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	CAZ SOF

CAZ SOF was organized under the Delaware Statutory Trust Act on June 28, 2023. CAZ SOF is an externally managed, closed-end, non-diversified investment company registered under the 1940 Act. CAZ SOF commenced investment operations on March 1, 2024. CAZ SOF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. CAZ SOF’s principal place of business is One Riverway, Suite 2000, Houston, Texas 77056.

CAZ SOF’s investment objective is to provide long-term capital appreciation and current income. CAZ SOF has a seven-member board, of which five members are not “interested persons” of CAZ SOF within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	CAZ GPS

CAZ GPS was organized under the Delaware Statutory Trust Act on July 7, 2025. CAZ GPS is an externally managed, closed-end, non-diversified investment company registered under the 1940 Act. CAZ GPS has not yet commenced investment operations. CAZ GPS will be taxed as a regular corporation for U.S. federal income tax purposes. CAZ GPS's principal place of business is One Riverway, Suite 2000, Houston, Texas 77056.

CAZ GPS’s investment objective is to seek to provide long-term capital appreciation and current income. CAZ GPS has a seven-member board, of which five members are not “interested persons” of CAZ GPS within the meaning of Section 2(a)(19) of the 1940 Act.

C.	The Existing Advisers

The Existing Advisers serve as the investment advisers of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund.

CAZ IR Adviser, a limited liability company formed and existing under the laws of the State of Delaware, is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CAZ IR Adviser is a subsidiary of CAZ Investments. CAZ IR Adviser serves as investment adviser to CAZ SOF pursuant to the terms of its investment advisory agreement. CAZ IR Adviser manages CAZ SOF in accordance with CAZ SOF’s investment objective and strategy, makes investment decisions for CAZ SOF, places purchase and sale orders for portfolio transactions for CAZ SOF and otherwise manages the day-to-day operations of CAZ SOF, subject to the oversight of CAZ SOF’s Board.

CAZ GPS Adviser, a limited liability company formed and existing under the laws of the State of Delaware, is an investment adviser registered with the Commission under the Advisers Act. CAZ GPS Adviser is a subsidiary of CAZ Investments. CAZ GPS Adviser serves as investment adviser to CAZ GPS pursuant to the terms of its investment advisory agreement. CAZ GPS Adviser will manage CAZ GPS in accordance with CAZ GPS’s investment objective and strategy, make investment decisions for CAZ GPS, place purchase and sale orders for portfolio transactions for CAZ GPS and otherwise manage the day-to-day operations of CAZ GPS, subject to the oversight of CAZ GPS's Board.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

CAZ Investments is organized as a limited partnership under the laws of the state of Texas. CAZ Investments is an investment adviser registered with the Commission under the Advisers Act and serves as investment adviser to the Existing Affiliated Funds pursuant to the terms of each of their investment advisory agreements. CAZ Investments’ general partner is CAZ Investments Management LLC, a Texas limited liability company. Christopher A. Zook is the majority owner and Chairman of CAZ Investments and is the Manager of CAZ Investments Management LLC.

Under the terms of an investment advisory agreement with CAZ SOF, CAZ GPS, and each Existing Affiliated Fund, respectively, CAZ IR Adviser, CAZ GPS Adviser and CAZ Investments, as applicable, will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to CAZ SOF’s, CAZ GPS’s, and each Existing Affiliated Fund’s officers and directors/trustees/managers regularly.

D.	CAZ SOF Blocker

CAZ SOF Blocker is a direct wholly-owned subsidiary of CAZ SOF whose sole business purpose is to hold one or more investments on behalf of CAZ SOF. CAZ SOF Blocker is a separate and distinct legal entity. CAZ SOF Blocker has an investment objective and strategies that are substantially the same as, or a subset of, those of CAZ SOF. CAZ SOF Blocker is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act.

E.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is CAZ Investments and each of which would be an “investment company” but for Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds is included on Schedule A hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[11]	In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each either direct or indirect subsidiaries of CAZ Investments Management LLC, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.             Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.             Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.             Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.             No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.             Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.             Dispositions:

(a)           Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)           Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.             Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.             In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.           PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.          PROCEDURAL MATTERS

A.	Communications

[22]	See, e.g., Great Elm Capital Corp., et al. (File No. 812-15765) Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726) Release No. IC-35567A (May 27, 2025, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771) Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512) Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770) Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704) Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769) Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735) Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562) Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483) Release No. IC-35564 (May 1, 2025) (notice), Release No. 35611 (May 28, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Please address all communications concerning this Application, the Notice and the Order to:

Christopher Alan Zook

CAZ Strategic Opportunities Fund

One Riverway, Suite 2000

Houston, TX 77056

(713) 403-8250

caz@cazinvestments.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Thomas Friedmann
Matthew Carter
Alexander Karampatsos
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
thomas.friedmann@dechert.com
matthew.carter@dechert.com
alexander.karampatsos@dechert.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by each Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 23rd day of January, 2026.

CAZ STRATEGIC OPPORTUNITIES FUND

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	President and Chief Executive Officer

CAZ INVESTMENTS LP

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

CAZ GP STAKES FUND
By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	President and Chief Executive Officer

CAZ GP STAKES ADVISER LLC

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

CAZ INVESTMENTS REGISTERED ADVISER LLC

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Executive Officer

CAZ SOF OPPORTUNISTIC BLOCKER LLC

By: CAZ Investments Registered Adviser LLC, its investment manager

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Executive Officer

Existing Affiliated Investors:

CAZ AI FUND, L.P.

CAZ BARBELL (QP) FUND, L.P.

CAZ BARBELL FUND, L.P.

CAZ BARBELL OFFSHORE FUND, LTD.

CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – 100T PORTFOLIO

CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ACP PORTFOLIO

CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – APEX PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ARMADA PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – CLS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI B PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI II PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – FUNDBOX PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – IF PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ISQ PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MCP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MSOUTH PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – OPENDOOR PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ORTF2 PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RVS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP-RVS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – DIDI II PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – OPENDOOR II PORTFOLIO

CAZ CREDIT OPPORTUNITY (TE), L.P.
CAZ CREDIT OPPORTUNITY, L.P.
CAZ DFG DIVERSIFIED FUND, L.P. – VINTAGE I PORTFOLIO
CAZ DISLOCATION OPPORTUNITIES FUND – TE, L.P.
CAZ DISLOCATION OPPORTUNITIES FUND, L.P.
CAZ DISRUPTIVE TECHNOLOGY FUND, L.P. – KV PORTFOLIO
CAZ DIVERSIFIED ALTERNATIVES FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS A FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS B FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS BE FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS C FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS D FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS DE FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS FOUNDERS CLASS FUND, L.P.
CAZ ENERGY EVOLUTION FUND – TE, L.P.
CAZ ENERGY EVOLUTION FUND, L.P.
CAZ ENERGY INFRASTRUCTURE FUND III, L.P.
CAZ ENERGY INFRASTRUCTURE FUND III-C, L.P.
CAZ ENERGY INFRASTRUCTURE FUND IV, L.P.
CAZ ENTERPRISE SOFTWARE OPPORTUNITIES FUND, L.P.
CAZ ESPORTS FUND, L.P. – ARTIST ESPORTS EDGE PORTFOLIO
CAZ ESPORTS FUND, L.P. – ARTIST SPV D PORTFOLIO
CAZ FOUNDERS CLASS – GPS FUND INVESTMENT, L.P.
CAZ FOUNDERS CLASS – LIQUID INCOME PLUS FUND, L.P.
CAZ FOUNDERS CLASS - SOF INTEREST FUND, L.P.
CAZ GP OWNERSHIP CLASS A FUND, L.P.
CAZ GP OWNERSHIP CLASS B FUND – TE, L.P.

CAZ GP OWNERSHIP CLASS BE FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS C FUND, L.P.
CAZ GP OWNERSHIP CLASS D FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS DE FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS E FUND, L.P.
CAZ GP OWNERSHIP CLASS F FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS FE FUND – TE, L.P.
CAZ GP STAKE OPPORTUNITY FUND, L.P.
CAZ GP STAKES FOUNDERS CLASS FUND, L.P.
CAZ HALCYON OFFSHORE STRATEGIC OPPORTUNITIES FUND, L.P.
CAZ HALCYON STRATEGIC OPPORTUNITIES FUND, L.P.
CAZ HEALTHCARE FUND – ISRAEL II, L.P.
CAZ ICON B FUND, L.P.
CAZ ICON C FUND, L.P.
CAZ ICON FUND, L.P.
CAZ LIQUID INCOME PLUS FUND (TE), L.P.
CAZ LIQUID INCOME PLUS FUND, L.P.
CAZ MEDICAL ROYALTY FUND II, L.P.
CAZ MEDICAL ROYALTY FUND III, L.P.
CAZ MERCHANT WP I FUND, L.P.
CAZ PARTNERS FUND LIQUID INCOME (TE), L.P.
CAZ PARTNERS FUND, L.P.
CAZ PRIVATE ENERGY FUND, L.P.
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – NON-CONDUIT SERIES
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – OFFSHORE SERIES
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE (QP) SERIES
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE SERIES
CAZ PRIVATE EQUITY OWNERSHIP (TE) FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP BCP2 (TE) FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP BCP2 FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP D5 FUND – TE, L.P.
CAZ PRIVATE EQUITY OWNERSHIP D5 FUND, L.P.

CAZ PRIVATE EQUITY OWNERSHIP D6 FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND II (NC), L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND II, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND III, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND III-F, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND, L.P.
CAZ PRIVATE INCOME FUND, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I – TE, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III – TOUCHDOWN (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III, L.P.
CAZ RISK MITIGATION FUND, L.P. – PURE HEDGE PORTFOLIO
CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PLUS INCOME PORTFOLIO
CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PORTFOLIO
CAZ RISK MITIGATION PLUS INCOME FUND (TE), L.P.
CAZ SECONDARY OPPORTUNITIES FUND – TE, L.P.
CAZ SECONDARY OPPORTUNITIES FUND, L.P.
CAZ STRATEGIC OPPORTUNITIES FOUNDERS CLASS FUND, L.P.
CAZ VALLEY FORGE FUND, L.P.

By: CAZ Investments LP, its investment adviser

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated January 23, 2026, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

CAZ STRATEGIC OPPORTUNITIES FUND

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	President and Chief Executive Officer

CAZ INVESTMENTS LP

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

CAZ GP STAKES FUND

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	President and Chief Executive Officer

CAZ GP STAKES ADVISER LLC

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

CAZ INVESTMENTS REGISTERED ADVISER LLC

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Executive Officer

CAZ SOF OPPORTUNISTIC BLOCKER LLC

By: CAZ Investments Registered Adviser LLC, its investment manager

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Executive Officer

Existing Affiliated Investors:

CAZ AI FUND, L.P.
CAZ BARBELL (QP) FUND, L.P.
CAZ BARBELL FUND, L.P.
CAZ BARBELL OFFSHORE FUND, LTD.
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – 100T PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ACP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – APEX PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ARMADA PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – CLS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI B PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI II PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – DIDI PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – FUNDBOX PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – HPE PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – IF PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ISQ PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MCP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – MSOUTH PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – OPENDOOR PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – ORTF2 PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – PLT PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RS PORTFOLIO

CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – RVS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – STP-RVS PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP (UB) PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES FUND, L.P. – VEP PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – DIDI II PORTFOLIO
CAZ CO-INVESTMENT OPPORTUNITIES LIQUID FUND, L.P. – OPENDOOR II PORTFOLIO
CAZ CREDIT OPPORTUNITY (TE), L.P.
CAZ CREDIT OPPORTUNITY, L.P.
CAZ DFG DIVERSIFIED FUND, L.P. – VINTAGE I PORTFOLIO
CAZ DISLOCATION OPPORTUNITIES FUND – TE, L.P.
CAZ DISLOCATION OPPORTUNITIES FUND, L.P.
CAZ DISRUPTIVE TECHNOLOGY FUND, L.P. – KV PORTFOLIO
CAZ DIVERSIFIED ALTERNATIVES FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS A FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS B FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS BE FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS C FUND, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS D FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS CLASS DE FUND – TE, L.P.
CAZ DIVERSIFIED PRIVATE INVESTMENTS FOUNDERS CLASS FUND, L.P.
CAZ ENERGY EVOLUTION FUND – TE, L.P.
CAZ ENERGY EVOLUTION FUND, L.P.
CAZ ENERGY INFRASTRUCTURE FUND III, L.P.
CAZ ENERGY INFRASTRUCTURE FUND III-C, L.P.
CAZ ENERGY INFRASTRUCTURE FUND IV, L.P.

CAZ ENTERPRISE SOFTWARE OPPORTUNITIES FUND, L.P.
CAZ ESPORTS FUND, L.P. – ARTIST ESPORTS EDGE PORTFOLIO
CAZ ESPORTS FUND, L.P. – ARTIST SPV D PORTFOLIO
CAZ FOUNDERS CLASS – GPS FUND INVESTMENT, L.P.
CAZ FOUNDERS CLASS – LIQUID INCOME PLUS FUND, L.P.
CAZ FOUNDERS CLASS - SOF INTEREST FUND, L.P.
CAZ GP OWNERSHIP CLASS A FUND, L.P.
CAZ GP OWNERSHIP CLASS B FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS BE FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS C FUND, L.P.
CAZ GP OWNERSHIP CLASS D FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS DE FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS E FUND, L.P.
CAZ GP OWNERSHIP CLASS F FUND – TE, L.P.
CAZ GP OWNERSHIP CLASS FE FUND – TE, L.P.
CAZ GP STAKE OPPORTUNITY FUND, L.P.
CAZ GP STAKES FOUNDERS CLASS FUND, L.P.
CAZ HALCYON OFFSHORE STRATEGIC OPPORTUNITIES FUND, L.P.
CAZ HALCYON STRATEGIC OPPORTUNITIES FUND, L.P.
CAZ HEALTHCARE FUND – ISRAEL II, L.P.
CAZ ICON B FUND, L.P.
CAZ ICON C FUND, L.P.
CAZ ICON FUND, L.P.
CAZ LIQUID INCOME PLUS FUND (TE), L.P.
CAZ LIQUID INCOME PLUS FUND, L.P.
CAZ MEDICAL ROYALTY FUND II, L.P.
CAZ MEDICAL ROYALTY FUND III, L.P.
CAZ MERCHANT WP I FUND, L.P.
CAZ PARTNERS FUND LIQUID INCOME (TE), L.P.
CAZ PARTNERS FUND, L.P.
CAZ PRIVATE ENERGY FUND, L.P.
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – NON-CONDUIT SERIES

CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – OFFSHORE SERIES
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE (QP) SERIES
CAZ PRIVATE EQUITY ACCESS FUND II, L.P. – ONSHORE SERIES
CAZ PRIVATE EQUITY OWNERSHIP (TE) FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP BCP2 (TE) FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP BCP2 FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP D5 FUND – TE, L.P.
CAZ PRIVATE EQUITY OWNERSHIP D5 FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP D6 FUND, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND II (NC), L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND II, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND III, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND III-F, L.P.
CAZ PRIVATE EQUITY OWNERSHIP FUND, L.P.
CAZ PRIVATE INCOME FUND, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND – OVERTIME, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I – TE, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND I, L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III – TOUCHDOWN (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III (TE), L.P.
CAZ PROFESSIONAL SPORTS OWNERSHIP FUND III, L.P.
CAZ RISK MITIGATION FUND, L.P. – PURE HEDGE PORTFOLIO
CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PLUS INCOME PORTFOLIO
CAZ RISK MITIGATION FUND, L.P. – RISK MITIGATION PORTFOLIO

CAZ RISK MITIGATION PLUS INCOME FUND (TE), L.P.
CAZ SECONDARY OPPORTUNITIES FUND – TE, L.P.
CAZ SECONDARY OPPORTUNITIES FUND, L.P.
CAZ STRATEGIC OPPORTUNITIES FOUNDERS CLASS FUND, L.P.
CAZ VALLEY FORGE FUND, L.P.

By: CAZ Investments LP, its investment adviser

By:	/s/ Christopher A. Zook
Name:	Christopher A. Zook
Title:	Chief Investment Officer

Schedule A

Existing Affiliated Funds

CAZ AI Fund, L.P.

CAZ Barbell Fund, L.P.

CAZ Barbell (QP) Fund, L.P.

CAZ Barbell Offshore Fund, Ltd.

CAZ Co-Investment Opportunities Fund, L.P. – 100T Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – ACP Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Apex Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Armada Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – CLS Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Didi Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Didi B Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Didi II Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Fundbox Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – HPE Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – HPE (UB) Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – IF Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – ISQ Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – MCP Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – MSouth Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – ORTF2 Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – Opendoor Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – PLT Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – PLT (UB) Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – RS Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – RVS Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – STP Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – STP-RVS Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – VEP (UB) Portfolio

CAZ Co-Investment Opportunities Fund, L.P. – VEP Portfolio

CAZ Co-Investment Opportunities Liquid Fund, L.P. – Opendoor II Portfolio

CAZ Co-Investment Opportunities Liquid Fund, L.P. – Didi II Portfolio

CAZ Credit Opportunity, L.P.

CAZ Credit Opportunity (TE), L.P.

CAZ DFG Diversified Fund, L.P. – Vintage I Portfolio

CAZ Disruptive Technology Fund, L.P. – KV Portfolio

CAZ Dislocation Opportunities Fund, L.P.

CAZ Dislocation Opportunities Fund – TE, L.P.

CAZ Diversified Alternatives Fund, L.P.

CAZ Diversified Private Investments Founders Class Fund, L.P.

CAZ Diversified Private Investments Class A Fund, L.P.

CAZ Diversified Private Investments Class B Fund – TE, L.P.

CAZ Diversified Private Investments Class BE Fund – TE, L.P.

CAZ Diversified Private Investments Class C Fund, L.P.

CAZ Diversified Private Investments Class D Fund – TE, L.P.

CAZ Diversified Private Investments Class DE Fund – TE, L.P.

CAZ Energy Evolution Fund, L.P.

CAZ Energy Evolution Fund – TE, L.P.

CAZ Energy Infrastructure Fund III, L.P.

CAZ Energy Infrastructure Fund III-C, L.P.

CAZ Energy Infrastructure Fund IV, L.P.

CAZ Enterprise Software Opportunities Fund, L.P.

CAZ eSports Fund, L.P. – Artist eSports Edge Portfolio

CAZ eSports Fund, L.P. – Artist SPV D Portfolio

CAZ Founders Class – GPS Fund Investment, L.P.

CAZ Founders Class – Liquid Income Plus Fund, L.P.

CAZ Founders Class - SOF Interest Fund, L.P.

CAZ GP Ownership Class A Fund, L.P.

CAZ GP Ownership Class B Fund – TE, L.P.

CAZ GP Ownership Class BE Fund – TE, L.P.

CAZ GP Ownership Class C Fund, L.P.

CAZ GP Ownership Class D Fund – TE, L.P.

CAZ GP Ownership Class DE Fund – TE, L.P.

CAZ GP Ownership Class E Fund, L.P.

CAZ GP Ownership Class F Fund – TE, L.P.

CAZ GP Ownership Class FE Fund – TE, L.P.

CAZ GP Stake Opportunity Fund, L.P.

CAZ GP Stakes Founders Class Fund, L.P.

CAZ Halcyon Strategic Opportunities Fund, L.P.

CAZ Halcyon Offshore Strategic Opportunities Fund, L.P.

CAZ Healthcare Fund – Israel II, L.P.

CAZ ICON Fund, L.P.

CAZ ICON B Fund, L.P.

CAZ ICON C Fund, L.P.

CAZ Liquid Income Plus Fund (TE), L.P.

CAZ Liquid Income Plus Fund, L.P.

CAZ Medical Royalty Fund II, L.P.

CAZ Medical Royalty Fund III, L.P.

CAZ Merchant WP I Fund, L.P.

CAZ Partners Fund, L.P.

-	CAZ Partners Fund, L.P. – Private Equity Access Portfolio (a series of CAZ Partners Fund, L.P)
-	CAZ Partners Fund, L.P. – Liquid Income Portfolio (a series of CAZ Partners Fund, L.P)
-	CAZ Partners Fund, L.P. – Liquid Income (QP) Portfolio (a series of CAZ Partners Fund, L.P)

CAZ Partners Fund Liquid Income (TE), L.P.

CAZ Private Energy Fund, L.P.

CAZ Private Equity Access Fund II, L.P. – Onshore Series

CAZ Private Equity Access Fund II, L.P. – Onshore (QP) Series

CAZ Private Equity Access Fund II, L.P. – Offshore Series

CAZ Private Equity Access Fund II, L.P. – Non-Conduit Series

CAZ Private Equity Ownership Fund, L.P.

CAZ Private Equity Ownership (TE) Fund, L.P.

CAZ Private Equity Ownership Fund II, L.P.

CAZ Private Equity Ownership Fund II (NC), L.P.

CAZ Private Equity Ownership Fund III, L.P.

CAZ Private Equity Ownership Fund III-F, L.P.

CAZ Private Equity Ownership BCP2 Fund, L.P.

CAZ Private Equity Ownership BCP2 (TE) Fund, L.P.

CAZ Private Equity Ownership D5 Fund, L.P.

CAZ Private Equity Ownership D5 Fund – TE, L.P.

CAZ Private Equity Ownership D6 Fund, L.P.

CAZ Private Income Fund, L.P.

CAZ Professional Sports Ownership Fund – Overtime (TE), L.P.

CAZ Professional Sports Ownership Fund – Overtime, L.P.

CAZ Professional Sports Ownership Fund I, L.P.

CAZ Professional Sports Ownership Fund I – TE, L.P.

CAZ Professional Sports Ownership Fund III – Touchdown (TE), L.P.

CAZ Professional Sports Ownership Fund III (TE), L.P.

CAZ Professional Sports Ownership Fund III, L.P.

CAZ Risk Mitigation Fund, L.P. – Pure Hedge Portfolio

CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Portfolio

CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Plus Income Portfolio

CAZ Risk Mitigation Plus Income Fund (TE), L.P.

CAZ Secondary Opportunities Fund, L.P.

CAZ Secondary Opportunities Fund – TE, L.P.

CAZ Strategic Opportunities Founders Class Fund, L.P.

CAZ Valley Forge Fund, L.P.

EXHIBIT A

Resolutions of Board of Directors of CAZ Strategic Opportunities Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of CAZ Investments Registered Adviser LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of CAZ GP Stakes Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of CAZ GP Stakes Adviser LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.